Exhibit 12.1
          The Scotts Miracle-Gro Company
          Computation of Ratio of Earnings to Fixed Charges

($ IN MILLIONS)	For the Fiscal Year Ended September 30,
	2009(1)	2009	2008	2007	2006	2005
	(As Adjusted)
Earnings:
Add:
Income before income taxes	$199.3	$210.7	$15.8	$188.1	$212.9	$158.1
Other (2)	0.8	0.8	0.7	(0.5)	0.3	0.1
Fixed charges	90.1	78.7	105.3	96.2	61.1	61.2
Deduct:
Capitalized interest	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)

Earnings	$289.8	$289.8	$121.4	$283.4	$273.9	$219.0

Fixed Charges:
Interest expense	$67.8	$56.4	$82.2	$70.7	$39.6	$41.5
Portion of rent expense representative of interest factor (33%)	21.9	21.9	22.7	25.1	21.1	19.3
Capitalized interest	0.4	0.4	0.4	0.4	0.4	0.4

Fixed Charges	$90.1	$78.7	$105.3	$96.2	$61.1	$61.2

Ratio of Earnings to Fixed Charges	3.2	3.7	1.2	2.9	4.5	3.6

(1)	As adjusted for the issuance of our 7.25% Senior Notes due 2018 and the application of the net proceeds of such issuance to repay borrowings under our senior secured revolving credit facility.

(2)	Includes amortization of capitalized interest, adjustments for minority interests in consolidated subsidiaries and distributed earnings of equity method investees.